                                 Aberdeen Funds
                                 5 Tower Bridge
                        300 Barr Harbor Drive, Suite 300
                           West Conshohocken, PA 19428

                                  June 23, 2008

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza-Room 5422
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:  Mr. James O'Connor

                  Re:      Aberdeen Funds
                           File Nos. 811-22132 and 333-146680

Dear Mr. O'Connor:

     On behalf of the  Aberdeen  Funds  (the  "Registrant"),  following  are the responses  to the  Staff's  comments  conveyed  with  regard  to  Post-Effective
Amendment Nos. 1/3 (the "Amendment") to the Registrant's  registration statement on Form N-1A, filed with the U.S. Securities and Exchange Commission (the "SEC")
on April 24, 2008,  pursuant to the Investment  Company Act of 1940, as amended, and Rule 485(a)(1) under the Securities Act of 1933, as amended.

     Each SEC Staff comment is summarized  below,  followed by the  Registrant's responses to the comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

     1.  Comment.  Please  confirm  that an investor  will receive the net asset value next determined after the order is received by a Fund in good order.

     Response.  An investor  will  receive  the net asset value next  determined after an order is  received by a Fund in good order.  The  following  disclosure appears under the sub-heading,  "Share Price" in each Prospectus:  "The purchase or  'offering'  price for Fund shares is the NAV (for a  particular  class) next determined  after  the  order  is  received  by a  Fund's  transfer  agent or an authorized intermediary, plus any applicable sales charge."

U.S. Securities and Exchange Commission
June 23, 2008

     2.  Comment.  For each Fund  that  discloses  the  risks of high  portfolio turnover,  please  revise the  disclosure  regarding  the  consequences  of high portfolio turnover to discuss the effect of high portfolio turnover on brokerage fees and capital gains.

     Response. The disclosure has been revised as requested.

     3. Comment.  The  disclosure in the "Principal  Strategies"  section of the
Prospectus  for the  Aberdeen  Hedged  Core Equity Fund states that the Fund may invest in exchange-traded  funds but the "Annual fund operating  expenses" table does not include an expense item for "Acquired Fund Fees and  Expenses."  Please conform the Fund's disclosure.

     Response. The expense item "Acquired Fund Fees and Expenses" has been added to the "Annual fund operating expenses" table.

     4.  Comment.  For each Fund that  indicates in its  "Principal  Strategies"
section  of its  Prospectus  that it may  engage in  derivatives  for other than hedging purposes, please indicate the limitations on such investments.

     Response.  The  requested  disclosure  has been  added  to each  applicable
Prospectus.

                                   * * * * * *

     In connection with the  Registrant's  responses to the SEC Staff's comments on the Amendment,  as requested by the Staff, the Registrant  acknowledges that:
(i) the  Registrant  is  responsible  for the adequacy of the  disclosure in the
Registrant's  filings;  (ii) Staff comments or changes to disclosure in response to Staff comments in the filings  reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

     Please do not hesitate to contact Jana L. Cresswell at (215)  564-8048,  if you have any questions or wish to discuss any of the responses presented above.

                                                          Very truly yours,

                                                          /s/ Lucia Sitar, Esq.
                                                          Lucia Sitar, Esq.
                                                          Secretary
                                                          Aberdeen Funds